UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

Item

1.	Release of Final Report Regarding the Israeli Governmental Actions Required in Preparation for the Expiration of the Dead Sea Concession Period.

2.	Exhibits.

Item 1

Release of Final Report Regarding the Israeli Governmental Actions Required in Preparation for the Expiration of the Dead Sea Concession Period

Further to the Company's immediate report dated May 24, 2018 (Film No. 18856806) regarding the release of the interim report of the inter-ministry team headed by Mr. Yoel Naveh (former Chief Economist in the Ministry of Finance), which reviewed the Israeli governmental actions required in preparation for the expiration of the Dead Sea concession period in 2030 (the “Team”), the Company hereby reports that following a public hearing, the Israeli Ministry of Finance released the final report of the Team on January 21, 2019.

The Team’s final report includes a series of guidelines and recommendations regarding the actions that the government should take, and the Company estimates, that there were no material changes in comparison to the draft report, as published.

For convenience purposes the Company attaches as Exhibit 99.1 to this Form 6-K a free translation of the final report into English, the original of which has been published in Hebrew on the website of the Ministry of Finance. The Teams' response to the remarks received in the public hearing, as published in Hebrew on the website of the Ministry of Finance, as well as the free translation into English, will be uploaded to the Company's website in the coming days.

Item 2

The following exhibit is filed as a part of this report:

Exhibit Number	Exhibit Description

99.1	Free Translation of the Final Report Regarding the Israeli Governmental Actions Required in Preparation for the Expiration of the Dead Sea Concession Period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: January 22, 2019